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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
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                                (Name of Issuer)




                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   378927 10 7
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                                 (CUSIP Number)


                                Joseph P. Bartlett, Esq.
                         Kinsella, Boesch, Fujikawa & Towle, LLP
           1901 Avenue of the Stars, 7th Fl., Los Angeles, California 90067
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 27, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 378927 10 7                                             PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EREKESEF SECURITIES LIMITED
         Social Security No.:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  X    (b)
                                                               ----      ----

3        SEC USE ONLY


4        SOURCE OF FUNDS:  WC
         (See response to Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH VIRGIN ISLANDS

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY
OWNED BY                                    8        SHARED VOTING POWER
EACH                                                 10,377,093
REPORTING
PERSON                                      9        SOLE DISPOSITIVE POWER
WITH                                                 0

                                            10       SHARED DISPOSITIVE POWER
                                                     10,377,093

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,377,093

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
         50.9%

14       TYPE OF REPORTING PERSON
         CO



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ITEM 1.           SECURITY AND ISSUER

                 This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Schedule 13D filed November 6, 1997 (the "Schedule 13D") by Erekesef Securities Limited ("Erekesef"), a British Virgin Islands Corporation, relating to the common stock, $.01 par value (the "Common Stock") of Global One Distribution & Merchandising, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.




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                                                                     PAGE 4 OF 6
ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended in its entirety as follows:

                  Erekesef acquired the Common Stock pursuant to the terms of a Share Exchange Agreement, dated as of October 24, 1997 (the "Share Exchange Agreement") by and between Erekesef and the Company. Pursuant to the Share Exchange Agreement, the Company agreed to expand the size of the Board of Directors of the Company to seven persons, and to appoint a total of 3 designees of Erekesef to be directors of the Company. The Company also agreed to include designees of Erekesef in management's nominees to be directors of the Company and to support such nominees' election at future meetings of shareholders of the Company. On December 10, 1997, Hilton Blieden, Roy Selwyn Bermeister and Gary Dyne were appointed to the Board of Directors of the Company pursuant to Erekesef's right of appointment under the Share Exchange Agreement. In addition, on such date, Erekesef and Joseph C. Angard ("Angard") entered into a Voting Agreement and Conditional Irrevocable Proxy pursuant to which each party agreed to vote its shares of Common Stock as directed by holders of a majority of the shares of Common Stock held by the parties. Erekesef owns 8,000,000 shares of Common Stock and Erekesef has been advised and believes that Angard owns 2,377,093 shares of Common Stock (including 300,000 shares of Common Stock subject to options exerciseable within 60 days). See Item 6. Erekesef is currently considering the acquisition of additional shares of Common Stock, the disposition of shares of Common Stock, and the nomination and election of additional persons to serve on the Board of Directors of the Company; however, Erekesef has not entered into any agreements with respect to the foregoing, or identified potential additional directors of the Company. Except as set forth above, Erekesef has no plans of proposal which relate or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D. However, Erekesef reserves the right to propose or undertake or participate in any of the foregoing actions in the future.




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                                                                     PAGE 5 OF 6
ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended in its entirety as follows:

(a) Amount beneficially owned by each of Erekesef and Angard:

         Percent of Class: 50.9%

(b)      Number of shares as to which such person has:

         (i)               Sole power to vote or to
                           direct the vote:                                 0

         (ii)              Shared power to vote or
                           to direct the vote:                     10,377,093

         (iii)             Sole power to dispose of
                           or direct the disposition of:                    0

         (iv)              Shared power to dispose of
                           or direct disposition of:               10,377,093




(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 is hereby amended in its entirety as follows:

                  On December 10, 1997, Erekesef and Joseph C. Angard ("Angard") entered into a voting agreement and conditional irrevocable proxy pursuant to which each party agreed to vote its shares of the Common Stock as directed by holders of a majority of the Common Stock held by the parties. The Agreement has a term of one year. Erekesef has no other contracts, arrangements, understandings or relationships with respect to the Common Stock required to be described pursuant to Item 6 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A:      Voting Agreement and Conditional Irrevocable
                                  Proxy dated December 10, 1997.




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                                   SIGNATURE


            After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement of beneficial ownership on Schedule 13D is true, complete and correct.

DATED: December 10, 1997                  Signed: Erekesef Securities Limited



                                          /S/ KEVIN BERMEISTER
                                          -----------------------------------
                                          Kevin Bermeister, President





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